Form C

Cover Page

Name of issuer:

Three Chord Bourbon, Inc.

Legal status of issuer:

> Form: Corporation
> Jurisdiction of Incorporation/Organization: DE
> Date of organization: 5/5/2017

Physical address of issuer:

10225 Main St, Suite 4
Clarence NY 14031

Website of issuer:

http://threechordbourbon.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

1,943

Price:

$25.73457

Method for determining price:

Method for determining price:

Dividing pre-money valuation $29,999,997.77 by number of shares outstanding on fully diluted basis, excluding preferred shares previously sold at this share price.

Target offering amount:

$50,002.27

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$3,999,975.68

Deadline to reach the target offering amount:

4/29/2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

5

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,044,068.00	$1,101,957.00
Cash & Cash Equivalents:	$141,496.00	$173,500.00
Accounts Receivable:	$48,477.00	$125,590.00
Short-term Debt:	$3,030,567.00	$5,751,965.00
Long-term Debt:	$124,498.00	$127,100.00
Revenues/Sales:	$1,704,597.00	$1,658,610.00
Cost of Goods Sold:	$1,549,481.00	$1,083,277.00
Taxes Paid:	$8,563.00	$19,460.00
Net Income:	($3,215,607.00)	($2,027,554.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

THE COMPANY

1. Name of issuer:

Three Chord Bourbon, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Paul Nanula	CEO	Three Chord Bourbon, Inc.	2018
Neil Giraldo	Rock star	Bel Chiasso Entertainment	2017
Steven Nanula	Owner	Nanco Associates, LLC	2018
John Ormiston	Beverage distribution	Twenty20 Beverages	2021
Douglas Davenport	Chief Investment Officer	Trinity Capital	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Paul Nanula	CEO	2018
Anthony Nanula	CFO	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Nanco Associates, LLC	280538.0 Common and Preferred	21.5

Giraldo SBS LLC	391846.0 Common and Preferred	30.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Three Chord has a limited operating history
>
> Three Chord has a limited operating history and there can be no assurance that Three Chord's proposed plan of business can be realized in the manner contemplated and, if it cannot be, Investors may lose all or a substantial part of their investment. There is no guarantee that Three Chord will ever realize any significant operating revenues or that its operations will ever be profitable. Further, because of Three Chord's size and with limited operating history, it is particularly susceptible to adverse effects of changing economic conditions and consumer preferences, competition, and other contingencies or events beyond its control. It may be more difficult for Three Chord to prepare for and respond to these types of risks than it would be for a company with a more established business and operating cash flow. Due to changing circumstances, Three Chord may be forced to change dramatically, or even terminate, its planned operations.
>
> Three Chord is dependent upon its Management, Founders, Key Personnel and Consultants to execute its Business Plan, and some of them will have concurrent responsibilities
>
> Three Chord's success is heavily dependent upon the continued active participation of Three Chord's Management, as well as, other key personnel and consultants. Many of them will have concurrent responsibilities at other entities.

Some of the advisors, blenders, coopers, sensory professionals, scientists, consultants and others to whom Three Chord's ultimate success may be reliant have not signed contracts with Three Chord and may not ever do so. Loss of the services of one or more of these individuals could have a material adverse effect upon Three Chord's business, financial condition or results of operations. Further, Three Chord's success and achievement of Three Chord's growth plans depend on Three Chord's ability to recruit, hire, train and retain other highly qualified scientific, technical and managerial personnel. Competition for qualified employees and consultants among companies in the applicable industries is intense, and the loss of any of such persons, or an inability to attract, retain and motivate any additional highly skilled employees and consultants required for the initiation and expansion of Three Chord's activities, could have a materially adverse effect on it. The inability to attract and retain the necessary personnel, consultants and advisors could have a material adverse effect on Three Chord's business, financial condition or results of operations.

Although dependent upon certain Key Personnel, Three Chord does not currently have any Key Man Life Insurance Policies on any such people.

Three Chord is dependent upon Management in order to conduct its operations and execute its business plan, however, Three Chord has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, should any of these key personnel, Management or founders die or become disabled, Three Chord will not receive any compensation that would assist with such person's absence. The loss of such person could negatively affect Three Chord and its operations.

Three Chord is or will be subject to Income Taxes, as well as Non-Income Based Taxes such as Payroll, Sales, Use, Value-Added, Net Worth, Property and Goods and Services Taxes.

Significant judgment is required in determining Three Chord's provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although Three Chord believes that its tax estimates will be reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on Three Chord's financial position and results of operations in the period or periods for which determination is made.

Three Chord is not subject to Sarbanes-Oxley Regulations and lacks the Financial Controls and Safeguards required of Public Companies.

Three Chord does not have the internal infrastructure necessary, and is not required, to complete an attestation about its financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of Three Chord's financial controls.

Three Chord could face several Regulatory Hurdles and changes in Laws or Regulations could harm Three Chord's performance.

Some or all of Three Chord's products will need to comply with many governmental standards and regulations relating to the marketing, use and sale of our products in general. Compliance with all of these requirements may adversely affecting Three Chord's business and financial condition. In addition, various federal and state laws, including labor laws, govern Three Chord's relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Three Chord's Business Plan is speculative

Three Chord's present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that Three Chord will generate significant revenues or profits.

Three Chord's Business Model is Evolving

Three Chord's business model is unproven and is likely to continue to evolve. Accordingly, Three Chord's current business model may not be successful and

Accordingly, Three Chord's current business model may not be successful and may need to be changed. Three Chord's ability to generate significant revenues will depend, in large part, on Three Chord's ability to successfully market Three Chord's products. Three Chord intends to continue to develop its business model as the bourbon market continues to evolve.

Three Chord will likely incur Debt

Three Chord will likely incur debt (including secured debt) in the future and in the continuing operations of its business. Complying with obligations under such indebtedness may have a material adverse effect on Three Chord and on an Investor's investment in the Series A Preferred Stock.

If Three Chord fails to Maintain and enhance awareness of Three Chord's Brand and Product Image, Three Chord's Business and Financial Results could be adversely affected

Three Chord believes that maintaining and enhancing awareness of Three Chord's brand and product image is critical to achieving widespread acceptance and success of Three Chord's Business. Three Chord also believes that the importance of brand recognition and product image will increase due to the relatively low barriers to entry in Three Chord's market. Maintaining and enhancing Three Chord's brand awareness and product image may require Three Chord to spend increasing amounts of money on, and devote greater resources to, advertising, marketing and other brand-building efforts, and these investments may not be successful. Further, even if these efforts are successful, they may not be cost-effective. If Three Chord is unable to continuously maintain and enhance Three Chord's brand awareness, Three Chord's market may decrease and Three Chord may fail to attract advertisers and subscribers, which could in turn result in lost revenues and adversely affect Three Chord's business and financial results. Furthermore, the image and reputation of Three Chord's products may be impacted for various reasons including, but not limited to, bad publicity, litigation, and complaints from regulatory bodies. Such problems, even when unsubstantiated, could be harmful to Three Chord's image and the reputation of its products. Such claims may not be covered by Three Chord's insurance policies. Any resulting litigation could be costly for Three Chord, divert management attention, and could result in increased costs of doing business, or otherwise have a material adverse effect on Three Chord's business, results of operations, and financial condition. Any negative publicity generated could damage Three Chord's reputation and diminish the value of Three Chord's brand, which could have a material adverse effect on Three Chord's business, results of operations, and financial condition, as well as, an Investor's investment in the Series A Preferred Stock.

If Three Chord is unable to effectively protect its Intellectual Property, it may impair Three Chord's ability to compete

Three Chord's success may depend on its ability to obtain and maintain meaningful intellectual property protection for any such intellectual property. The names and/or logos of Three Chord's brands may be challenged by holders of trademarks who file opposition notices, or otherwise contest, trademark applications by Three Chord for its brands. Similarly, domains owned and used by Three Chord may be challenged by others who contest the ability of Three Chord to use the domain name or URL. Three Chord's business depends on proprietary technology that may be infringed. Some or all of Three Chord's products depend or will depend on proprietary technology for their success. Three Chord relies on a combination of trade secrets, copyrights, and trademarks together with non-disclosure agreements, confidentiality provisions in sales, procurement, employment and other agreements and technical measures to establish and protect proprietary rights in its products. Three Chord's ability to successfully protect its intellectual property may be limited because intellectual property laws in certain jurisdictions may be relatively ineffective, detecting infringements and enforcing proprietary rights may divert management's attention and company resources, contractual measures such as non-disclosure agreements and confidentiality provisions may afford only limited protection, thus providing competitors access to the applicable technology, competitors may independently develop products that are substantially equivalent or superior to Three Chord's products or circumvent Three Chord's intellectual property rights. In addition, various parties may assert infringement claims against Three Chord. The cost of defending against infringement claims could be significant, regardless of whether the claims are valid. If Three Chord is not successful in defending such claims, Three Chord may be prevented from the use or sale of certain of our products, or liable for damages and required to obtain licenses, which may not be available on reasonable terms, any of which may have a material adverse impact on our business, results of operation or financial condition. Additionally, while Three Chord uses reasonable efforts to protect its intellectual property and trade secrets, Three Chord cannot assure that its employees, consultants, contractors or advisors will not, unintentionally or willfully, disclose Three Chord's trade

secrets to competitors or other third parties. In addition, courts outside the United States are sometimes less willing to protect trade secrets.

Computer, Website or Information System Breakdown could affect Three Chord's Business

Computer, website and/or information system breakdowns, as well as, cyber security attacks could impair Three Chord's ability to service its customers leading to reduced revenue from sales and/or reputational damage, which could have a material adverse effect on Three Chord's financial results and an Investor's investment in the Series A Preferred Stock.

The amount of capital Three Chord is attempting to raise in this Offering may not be enough to sustain Three Chord's current Business Plan, and Three Chord may not be able to obtain adequate Financing to continue its operations

In order to achieve Three Chord's near and long-term goals, Three Chord may need to procure funds in addition to the amount raised in the Offering. There is no guarantee Three Chord will be able to raise such funds on acceptable terms or at all. If Three Chord is not able to raise sufficient capital in the future, Three Chord will not be able to execute Three Chord's business plan, Three Chord's continued operations will be in jeopardy and Three Chord may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an Investor to lose all or a portion of its investment in the Series A Preferred Stock. Three Chord may require additional debt and/or equity financing to pursue its growth and business strategies. These include, but are not limited to enhancing Three Chord's operating infrastructure and otherwise respond to competitive pressures. Given Three Chord' limited operating history and existing losses, there can be no assurance that additional financing will be available, or, if available, that the terms will be acceptable to Three Chord. Lack of additional funding could force Three Chord's to curtail substantially its growth plans. Furthermore, the issuance by Three Chord of any additional securities pursuant to any future fundraising activities undertaken by Three Chord would dilute the ownership of existing stockholders.

Convertible Noteholders may elect NOT to convert their Convertible Notes

Management anticipates that a significant portion of the Convertible Noteholders will elect to convert the principal amount owing under their Convertible Notes into shares of Series A Preferred Stock in this Offering. If this does not happen as anticipated, as such Convertible Notes come due (to the extent they are not already due), Three Chord will be required to repay all indebtedness owing thereunder, including any outstanding principal and interest, which could have a material adverse effect on Three Chord's liquidity, thereby making it more difficult for Three Chord to execute on the initiatives set forth in this Memorandum. In turn, this could materially and adversely affect Three Chord's business, results of operations and financial condition.

Terms of Subsequent Financing, if any, may adversely impact an Investor's Investment in the Series A Preferred Stock

Three Chord may have to engage in common equity, debt, or preferred stock financings in the future. As a result, the rights and the value of an Investor's investment in the Series A Preferred Stock could be reduced by the dilution caused by future equity issuances. Interest on debt securities could increase costs and negatively impact operating results.

Three Chord's Employees, Executives, Management, Directors and Inside Stockholders Beneficially Own or control a substantial portion of Three Chord's outstanding Common Stock

Three Chord's employees, Management, directors and inside stockholders beneficially own or control a substantial portion of our outstanding type of stock which may limit your ability and the ability of Three Chord's other stockholders, whether acting alone or together, to propose or direct the management or overall direction of Three Chord. Additionally, this concentration of ownership could discourage or prevent a potential takeover of Three Chord that might otherwise result in an Investor receiving a premium over the market price for the Series A Preferred Stock. The majority of Three Chord's currently outstanding Common Stock is beneficially owned and controlled by a group of insiders, including Management, the Board and inside stockholders. Accordingly, Three Chord's Management, the Board and inside stockholders may have the power to control the election of Three Chord's directors and the approval of actions for which the approval of Three Chord stockholders is required. Therefore, if an Investor acquires Three Chord's Series A Preferred Stock, such Investor will likely not have and effective voice in the management of Three Chord. Such concentrated control of Three Chord may adversely affect the price of Three Chord's Series A Preferred Stock. Three Chord's principal stockholders may be able to control matters requiring

approval by its stockholders, including the election of directors, mergers or other business combinations. Such concentrated control may also make it difficult for Investors to receive a premium for their Series A Preferred Stock in the event that Three Chord merges with a third party or enters into different transactions which require stockholder approval.

Three Chord's Operating Plan relies in large part upon assumptions and analyses developed by Management. If these assumptions or analyses prove to be incorrect, Three Chord's Actual Operating Results may be materially different from Forecasted Results

Whether actual operating results and business developments will be consistent with Three Chord's expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside Three Chord's control, including, but not limited to:

• whether Three Chord can obtain sufficient capital to sustain and grow its business

• Three Chord's ability to manage its growth

• whether Three Chord can manage relationships with key vendors and advertisers

• demand for Three Chord's products
• the timing and costs of new and existing marketing and promotional efforts

• competition

• Three Chord's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel; and

• the overall strength and stability of domestic and international economies

Unfavorable changes in any of these or other factors, most of which are beyond Three Chord's control, could materially and adversely affect its business, results of operations and financial condition.

To Date, Three Chord has had Operating Losses and does not expect to be initially Profitable for at least the foreseeable future, and cannot accurately predict when it might become Profitable

Three Chord has been operating at a loss since Three Chord's inception, and Three Chord expects to continue to incur losses for the foreseeable future. Further, Three Chord may not be able to generate significant revenues in the future. In addition, Three Chord expects to incur substantial operating expenses in order to fund the expansion of Three Chord's business. As a result, Three Chord expects to continue to experience substantial negative cash flow for at least the foreseeable future and cannot predict with certainty when, or even if, Three Chord might become profitable.

Three Chord may be unable to manage its Growth or implement a feasible Expansion Strategy

Three Chord may not be able to expand Three Chord's product offerings, markets, or implement the other features of Three Chord's business strategy at the rate or to the extent presently planned. Three Chord's projected growth will place a significant strain on Three Chord's administrative, operational and financial resources. If Three Chord is unable to successfully manage Three Chord's future growth, establish and continue to upgrade the Three Chord's operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, Three Chord's financial condition and results of operations could be materially and adversely affected.

Limitation on Director Liability

Three Chord provides for the indemnification of directors to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability of directors to Three Chord and its stockholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Three Chord pursuant to the foregoing provisions, it is Three Chord's understanding that the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Three Chord's Expenses could increase without a corresponding increase in Revenues

Three Chord's operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on Three Chord's financial results and on an Investor's investment in Three Chord's Series A Preferred Stock. Factors which could increase operating and other expenses include, but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, (5) increases in borrowing costs, and (6) unexpected increases in costs of supplies, goods, materials, construction, equipment or distribution.

Changes in the Economy could have a detrimental impact on Three Chord's Business

Changes in the general economic climate could have a detrimental impact on Three Chord's revenue projections and overall Business. It is possible that recessionary pressures and other currently existing economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may decrease the disposable income that customers have available to spend on Three Chord's products and may adversely affect customers' confidence and willingness to spend. Any of such events or occurrences could have a material adverse effect on Three Chord's financial results and an Investor's investment in Three Chord's Series A Preferred Stock. Below is a listing of some economic risks that could have a material adverse effect on Three Chord's Business:

• COVID-19. Any national lockdowns due to spikes in rising public health concerns concerning COVID-19 or any other future pandemic could materially adversely affect Three Chord's Business and financial performance.
• Labor Market. The labor market continues to lag behind pre Covid-19 levels. Rising labor costs affect the cost of production of bourbon, and correspondingly, such higher costs may harm Three Chord's Business and financial performance.
• Inflation. Rising transportation costs such as wages and fossil fuels also impact the cost of production of bourbon, and correspondingly, such higher costs may harm Three Chord's Business and financial performance.

• Rising raw materials costs such as corn, other grains, steel and wood. These factors impact cost of production of bourbon, and correspondingly, such higher costs may harm Three Chord's Business and financial performance.

• Foreign Markets. Increased tariffs, foreign consumer drinking habits can make it more difficult for Three Chord to get its products into new markets or markets outside of the United States.
• Demand Versus Supply. Increased whiskey production versus consumer consumption habits favoring bourbon consumption could adversely affect Three Chord's revenues.

• Consumer Buying Trends. Increase sales in the Tequila and Gin categories could overtake consumer buying trends in the bourbon industry, thereby adversely affecting Three Chord's business and financial performance.
• Natural Disaster, Theft And Loss. There is constant risk of barrels being lost, stolen or destroyed by fire or other natural disasters. While Three Chord maintains insurance with respect to such losses, it is possible that Three Chord could realize less from any insurance payout if the perceived fair market value falls due to oversupply and other factors.
• Destruction of forests by natural disaster drives up barrel costs. This risk necessarily means that Three Chord's storage and associated operating expenses may rise, to the detriment of its profitability.

Risk of COVID-19 Pandemic and other potential Pandemics

Any national lockdowns due to spikes in rising public health concerns concerning COVID-19 or any other future pandemic could materially adversely affect Three Chord's Business, results of operations, cash flows and financial condition, by among other things, making it more difficult for Three Chord to produce, distill and distribute its products and to have access to workers needed to execute on its Business Plan. To date, the COVID-19 pandemic has caused, and is likely to continue to cause, severe economic, market and other disruptions worldwide. Three Chord cannot assure any Investor that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that Three Chord's access to capital and other sources of funding, or products and supplies needed to produce its bourbon and whiskies, or personnel needed to manage and implement Three Chord's operations, will not become constrained, which could adversely affect Three Chord's Business. The extent of the COVID-19 pandemic, or other future

pandemic's effect on Three Chord's operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict. Notwithstanding, if there is a resurgence in COVID-19 or an outbreak of another pandemic, Three Chord believes the adverse impact on Three Chord's Business, results of operations, financial condition and cash flows could be material.

Three Chord may face significant Competition from other Bourbon companies, and its Operating Results will suffer if Three Chord fails to Compete effectively.

Three Chord may face significant competition from other Bourbon companies, and its operating results could suffer if Three Chord fails to compete effectively. The Bourbon industry is intensely competitive and subject to rapid and significant technological change. Three Chord has competitors both in the United States and internationally, in the spirits business, including major distilleries and other craft distilleries. Many of Three Chord's competitors have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations. Additional mergers and acquisitions in the Bourbon industry may result in even more resources being concentrated in Three Chord's competitors. As a result, these companies may obtain market acceptance more rapidly than Three Chord is able to attain and may be more effective in selling and marketing their products as well. Smaller or early-stage, craft distilleries may also prove to be significant competitors, particularly through collaborative arrangements with large, established distilleries. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Three Chord's competitors may succeed in developing, acquiring or licensing on similar products to what Three Chord may develop.

Three Chord may not be able to attract or to retain Qualified Management and other Personnel in the future due to intense Competition for a limited number of qualified personnel in the Bourbon industry.

Three Chord may not be able to attract or retain qualified management and other personnel in the future due to the intense competition for a limited number of qualified personnel among Bourbon businesses. Many of the other Bourbon companies that Three Chord competes against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. If we are unable to continue to attract and retain high quality personnel, the rate and success at which Three Chord can develop and sell its products will be limited.

Three Chord's Employees may engage in Misconduct or other improper activities, including Noncompliance with Regulatory Standards and Requirements, which could have a Material Adverse Effect on Three Chord's Business.

Three Chord is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include, but is not limited to, intentional failures to comply with regulations that may apply, provide accurate information to regulatory agencies, comply with distilling, processing and other related standards Three Chord's established, report financial information or data accurately or disclose unauthorized activities to Three Chord. Employee misconduct could also involve the improper use of information serious harm to Three Chord's reputation. It is not always possible to identify and deter employee misconduct, and the precautions Three Chord takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and Three Chord is not successful in defending itself or asserting its rights, such actions could have a significant impact on Three Chord's business and results of operations, including the imposition of significant fines or other sanctions.

If Product Liability Lawsuits are brought against Three Chord, it may incur Substantial Liabilities and may be required to limit the sale of its Products.

If product liability lawsuits are brought against Three Chord, it may incur substantial liabilities and may be required to limit sale of our products. Three Chord faces an inherent risk of product liability as a result of the fact that all of its products are alcoholic beverages and spirits. For example, Three Chord may be sued if any product it sells allegedly causes death or injury or is found to be otherwise unsuitable during processing, product testing, marketing or sale. Any such product liability claims may include allegations of a failure to warn of dangers inherent in the product, negligence and/or strict liability. Claims could also be asserted under state consumer protection acts. If Three Chord cannot successfully defend itself against product liability claims, Three Chord may incur substantial liabilities or be required to limit sale of its products. Even

successful defense would require significant financial and Management resources. Regardless of the merits or eventual outcome, liability claims may result in:

• decreased demand for the products and services that Three Chord may develop;

• injury to Three Chord's reputation;

• initiation of investigations by regulators;

• costs to defend the related litigation;

• a diversion of Management's time and our resources;

• product recalls, withdrawals, marketing or promotional restrictions;

• loss of revenues from product sales; and

• the inability to sell Three Chord's products.

If Three Chord is unable to establish and maintain confidence in its Long-Term Business Prospects among Consumers, Analysts and within the Bourbon Industry, then Three Chord's Financial Condition, Operating Results and Business Prospects may suffer materially.

Consumers may be less likely to purchase Three Chord's products if they are not convinced that Three Chord is a viable business or credible premium bourbon company whose operations will continue for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with Three Chord if they are not convinced that Three Chord's will succeed. Accordingly, in order to build and maintain its business, Three Chord must maintain confidence among customers, suppliers, analysts and other parties in its liquidity and long-term business prospects. Maintaining such confidence may be particularly complicated by certain factors, such as Three Chord's limited operating history, unfamiliarity with its products, competition and uncertainty regarding the future concerning the bourbon and spirits industries. Many of these factors are largely outside Three Chord's control, and any negative perceptions about Three Chord's long-term business prospects, even if exaggerated or unfounded, would likely harm Three Chord's and make it more difficult to raise additional funds if needed.

Three Chord is subject to various Environmental and Safety Laws and Regulations that could impose substantial costs upon Three Chord and negatively impact Three Chord's ability to operate its Facilities.

As a distiller, producer and seller of bourbon and other spirits, Three Chord is subject to complex environmental, health and safety laws and regulations at numerous levels, including laws relating to the use, handling, storage, disposal and human exposure to hazardous materials, both in the United States and abroad. The costs of compliance, including remediating contamination if any is found on Three Chord's properties, and of any changes to Three Chord's operations mandated by new laws or amendments to existing laws may be significant. Three Chord may also face unexpected delays in obtaining the necessary permits and approvals required by such laws in connection with our manufacturing facilities, which would hinder our operation of these facilities. Such costs and delays may adversely impact our business prospects and operating results. Furthermore, any violations of these laws may result in substantial fines and penalties, remediation costs, third party damages, or a suspension or cessation of our operations.

Three Chord's ability to obtain and retain sufficient Product Liability Insurance at an acceptable cost to protect against potential Product Liability Claims could prevent or inhibit the sale of its Products.

Three Chord's inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the sale of products Three Chord develops. Although Three Chord plans to maintain such insurance, any claim that may be brought against Three Chord could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Three Chord's insurance policies also have various exclusions, and Three Chord may be subject to a product liability claim for which it has no coverage. In such case, Three Chord will have to pay any amounts awarded by a court or negotiated in a settlement that exceed its coverage limitations or that are not covered by its insurance, and Three Chord may not have, or be able to obtain, sufficient capital to pay such amounts.

Three Chord is subject to substantial Regulation, which is evolving, and

unfavorable changes or failure by Three Chord to comply with these Regulations could substantially harm Three Chord's Business and Operating Results.

As a distiller, producer and seller of bourbon and other spirits, Three Chord substantial regulation under international, federal, state, and local laws. In this regard, Three Chord could incur significant costs in complying with these regulations, and may be required to incur additional costs to comply with any changes to such regulations.

Agreements with Distilleries.

Three Chord has negotiated terms with certain distilleries regarding the purchase, aging, warehousing and handling of whiskey and bourbon, and related services, however, the possibility exists that such rates may change materially over time. If this were to happen, and if Three Chord were unable to maintain competitive rates with distilleries and/or related vendors or service providers, Three Chord may not be able to achieve its targeted financial projections as set forth in this Memorandum.

Disruption to warehousing and aging process.

If substantial disruption were to occur at a facility or distillery where Three Chord acquires and/or warehouses its whiskey or bourbon, this could adversely affect Three Chord's Business, financial projections, results of operations and financial condition. Disruption may occur for a variety of reasons, including but not limited to fire, natural disasters, weather, water scarcity, disease, strikes, transportation or supply interruption, government regulation or terrorism. The risk of fire is acute, as alcohol is inflammable, and when mixed with air, alcohol can, at some temperatures, emit explosive gases. In fact, very recently, in July 2019, a fire destroyed a Jim Beam warehouse containing 45,000 barrels of bourbon in Kentucky, constituting approximately one percent of the distillery's inventory. Although Three Chord will maintain comprehensive insurance coverage, insurance may not cover the lost time spent aging Three Chord's whiskey or the opportunity cost from lost sales and contracts arising out of the destruction of any of Three Chord's aging whiskies or bourbon. (Schneider, Bruce. Fire Destroys Jim Beam Warehouse Filled With Bourbon Barrels, 4https://www.wvgazettemail.com/fire-destroys-jim-beam-warehouse-filled-with-bourbon-barrels/article_6c7c2be3-2e31-5e38-88e4-dc3f88ea620f.html)

Risk of uninsured losses.

Management intends to arrange for comprehensive insurance, including general liability and extended coverage in connection with the management and operation of Three Chord's Business. However, there are certain types of losses which may be either uninsurable or not economically insurable. Such excluded risks generally include professional liability, environmental or toxic liability and punitive damages. Certain types of insurance coverages, while obtainable, require significant deductibles. In the event of a significant loss, Three Chord (or any of the named insured with respect to any such policy) may not have sufficient resources to pay the deductible cost requirements. Should an uninsured loss occur, Three Chord might suffer a loss of all or a portion of both invested capital and any profits which might be anticipated from the operation of the Business.

Licenses, permits and regulations.

As Three Chord is engaged in the business of selling alcohol, it is subject to governmental regulations affecting distributors of alcohol. Federal, state and local laws and regulations govern the production, distribution, and sale of spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships, and various other matters. A variety of federal, state and local governmental authorities also levy various taxes, license fees, and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Noncompliance with such laws and regulations may result in revocation of the applicable license or permit (thereby restricting Three Chord's ability to conduct its Business). Revocation of any such licensing could force Three Chord to suspend its operations. Further, as each state has its own unique set of laws regarding the sale and distribution of alcohol, and in addition to Three Chord's incurring significant legal and compliance costs, negatively impacting Three Chord's profit margins, licensing applications may be delayed or rejected, resulting in Three Chord's inability to consummate certain sales or maintain certain relationships with customers, which could negatively impact Three Chord's sales, financial position, earnings and projections, and/or create excess inventory, among other things.

Legal costs for compliance with state alcohol laws.

Three Chord conducts its Business in multiple states, and as such, Three Chord

is responsible for complying with each states' alcohol laws. Each state has its own unique set of laws regarding the sale and distribution of alcohol, which are subject to change, from time to time. Three Chord could incur significant legal and compliance costs, negatively impacting Three Chord's profit margins, and licensing applications may be delayed or rejected, resulting in Three Chord's inability to consummate certain sales or maintain certain relationships with customers, which could negatively impact Three Chord's sales, financial position, earnings and projections, and/or create excess inventory, among other things.

Consumer preferences.

Three Chord believes that the anticipated market for its products will continue to exist and expand. That said, consumer preferences are difficult to predict, and as with similar businesses, consumer preferences can be fickle and are often influenced by an increase or decrease in bourbon score ratings by established rating organizations. Furthermore, some consumers may equate age with quality, and Three Chord may face opposition from such consumers with respect to Three Chord's lesser aged products. The increasing number of advertising campaigns aimed at discouraging the consumption of alcoholic beverages, as well as changes in lifestyle and approaches to health issues, also may, over time, modify consumer habits and the general social acceptability of alcoholic beverages. Such changes in consumer expectations and desires is difficult to anticipate, and in many cases is beyond Three Chord's control. As a result, negative changes in consumer demands could affect its sales and market share and overall negatively impact Three Chord's sales, financial position, earnings and projections.

Increased availability of bourbon.

A component of Three Chord's business strategy centers on its belief, based on Three Chord's review of the domestic whiskey market, that the time-in-barrel required to produce high quality bourbon makes this product cost-prohibitive to many craft distilleries, and the demand for such product by existing distilleries is limiting access to supply for new distillers. Unlike many of its competitors, Three Chord anticipates that it will have the ability to meet market demands of the future through its existing business relationship with Barrelmark, pursuant to which certain aged whiskey and bourbon has already been allocated to Three Chord to avoid future raw material shortages. Notwithstanding this unique relationship, Three Chord cannot guarantee that the supply of whiskey and bourbon will continue to become scarcer, and if the supply grows beyond Three Chord's expectations, Three Chord may not be able to sell at projected margins or meet its financial projections.

Increased Competition.

As consumer interest in and the market for premium bourbon has grown exponentially over the past several years, the number of distilleries competing for the same customer has also grown. As such, Three Chord is competing directly with many distilleries in the same market targeted by Three Chord. Certain of those distilleries have exponentially far greater financial resources, experience, and proven operating histories than Three Chord. Three Chord's competitors also include other companies that sell products that are similar to those offered by Three Chord or that achieve greater market acceptance. All such competitors may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. Furthermore, Three Chord's suppliers may decide not to sell any whiskey to Three Chord, or to limit sales of whiskey to Three Chord, all of which would undermine Three Chord's operations and business plan, and overall negatively impact Three Chord's sales, financial position, earnings and projections.

Counterfeit or tainted products infiltrating the supply chain.

While Three Chord strives, at all times, to maintain the highest quality levels for its products, Three Chord may be subject to faulty, spoiled or tainted ingredients or components in its products, which would negatively affect Three Chord's products and the ultimate customers' experience with such products, which could decrease customer demand for Three Chord's products.

Evaporation.

In the first year of aging, the volume of the whiskey is reduced by approximately 10% (known as the "angel's share") due to evaporation and absorption in the wood of the barrel. Bourbon continues to evaporate at a rate of 4% for the following 8 years, then around 3% per year thereafter. If Three Chord is unable to sell its aged stocks of bourbon on the anticipated schedule, each following year the amount of bourbon available for sale by Three Chord will decrease. Although the general assumption is that the value of bourbon increases the longer it ages, if Three Chord is unable to sell its aged whiskey for

a higher price, Three Chord's margins on such bourbon may be significantly reduced due to the fact that less volume remains for Three Chord to sell.

Negative press regarding sourcing of whiskey.

Numerous articles and industry watchdogs have decried the number of craft distilleries who do not distill their own bourbon, but instead purchase aged bourbon from third parties and label it as their own product, complete with a backstory and creative marketing campaigns. In 2015, Templeton Rye settled a class action lawsuit relating to its deceptive marketing practices because it obfuscated the fact that Templeton Rye was a sourced product. Continued negative press and lawsuits may dampen sales of bourbon by craft distilleries, like Three Chord, which could negatively impact Three Chord's sales, financial position, earnings and projections.

Merchandise mix.

Although Three Chord currently has a diversified merchandise mix, the majority of Three Chord's assets are committed to marketing a limited number of products in a single industry – bourbon. Accordingly, because Three Chord has few other assets or products that could spread the risk of investment, Three Chord's profitability will largely depend on the success of its sales of its bourbon.

The Series A Preferred Stock may not be a suitable investment.

The offered Series A Preferred Stock is not suitable investments for all Investors. In particular, an Investor should not purchase any Series A Preferred Stock unless such Investor understands and is able to bear risks associated with investing in Three Chord. An investment in the Series A Preferred Stock involves substantial risks and uncertainties and should be considered only by sophisticated Investors with substantial investment experience who can afford to lose the entirety of their investment in Three Chord.

Loss of capital.

The risks associated with the Business could result in the total loss of capital. Moreover, investments made by Investors in Three Chord also risk the total loss of capital, and no guarantee or representation is made that Three Chord will be successful in lowering the risk associated with the Business.

Insufficient capital.

Three Chord may not receive sufficient capital, whether through the sale of Series A Preferred Stock, other debt or equity financings, or otherwise, to fully execute its objectives in connection with the Business, and the possibility exists that any investment of the Investors will be a total lost.

The Offering Price may not reflect the value of Three Chord.

The Offering Price of the Series A Preferred Stock has been arbitrarily determined by Three Chord. No assurance can be given that Three Chord's Series A Preferred Stock could be sold for the Offering Price or for any amount. If profitable results are not achieved from Three Chord's operations, of which there can be no assurance, the value of the Series A Preferred Stock sold pursuant to this Offering could fall below the Offering Price, and/or the Series A Preferred Stock could become worthless.

Accuracy of available information.

The Board and Management manages Three Chord and conducts Three Chord's Business, in part, on the basis of information and data provided by third parties. Although the Board and Management evaluate all such information and data and may seek independent corroboration when the Board or Management considers it is appropriate and reasonably available, the Board and Management are not in a position to confirm the completeness, genuineness or accuracy of such information and data, and in some cases, complete and accurate information is not available.

Liability of an Investor for the return of capital or other property.

If Three Chord should become insolvent, an Investor, as a holder of Series A Preferred Stock of Three Chord, may be required to return any capital or other property distributed to such Investor at the time Three Chord was insolvent, and forfeit any undistributed profits.

Limitation of liability and indemnification of the Board.

Under Delaware law, the board of a corporation is generally accountable to the stockholders of the corporation as a fiduciary and, consequently, is required to exercise good faith and integrity in handling the corporation's affairs. The Bylaws provide that the Board shall be indemnified against and shall not be liable for any loss or liability incurred in connection with the affairs of Three

liable for, any loss or liability incurred in connection with the affairs of Three Chord, so long as such loss or liability arose from acts performed in good faith and not involving gross negligence or willful misconduct. Therefore, an Investor may have a more limited right of action against the Board than an Investor would have had absent these provisions in the Bylaws. However, it should be noted that it is generally the policy of the SEC that indemnification for violations of securities laws is against public policy and therefore unenforceable.

No participation in Management.

The management of Three Chord's operations is vested solely in the Board and Management. Except to the extent provide in the Three Chord's Certificate of Incorporation and Bylaws, Investors have very limited rights to take part in the conduct or control of the Business of Three Chord. In this regard, the Board and Management determine Three Chord's major policies and strategies. In many cases, the Board and Management may adopt, amend or revise these and other policies without a vote of the Investors. Accordingly, Investors should not invest in Three Chord unless they are willing to entrust all aspects of the management of Three Chord to the sole and absolute discretion of the Board and Management.

Dependence upon Management.

Three Chord's success will depend significantly on the skill and acumen of the Board and Management. If any members of the Board or Management should die, become incompetent or disabled (i.e., unable, by reason of disease, illness or injury, to perform his or her functions on behalf of the Board) or should cease to participate in Three Chord's business, Three Chord's ability to manage its business could be severely impaired.

No obligation of full-time service.

Neither the Board, nor Management, has any contractual obligation to devote their full time to the business of Three Chord. They are only required to devote such time and attention to the affairs of Three Chord as they decide is appropriate and they may engage in other activities or ventures and/or unrelated employment, which result in various conflicts of interest between such persons and Three Chord. Although members of Board and Management intend to devote such time and effort to the business of Three Chord as they consider necessary or appropriate, there is no specific level of time and effort which they are required to render to Three Chord and there is no assurance that the time and effort required for the proper management of Three Chord will not exceed the time and effort actually expended by them.

Financial Projections.

Financial projections concerning the estimated operating results of Three Chord have been and may be prepared by the Management. Some of these projections are set forth throughout this Memorandum. These financial projections are or will be based on certain assumptions which may prove to be inaccurate and which are subject to future conditions which may be beyond the control of the Management. There is no assurance that the results that may be illustrated in any of these financial projections will in fact be realized by Three Chord. Any such financial projections prepared by Management are not and will not be examined, verified, confirmed or compiled by independent certified public accountants or any other person. Such projections are not guarantees or indications of future financial performance, nor should they be understood as such by Investors. Investors should be aware of the inherent inaccuracies of forecasting, and they should not rely on such projections to make their decision to invest in the Series A Preferred Stock.

Limited transferability of Series A Preferred Stock.

The Series A Preferred Stock have limited transferability. There is no public market for the Series A Preferred Stock and it is anticipated that none will be developed. There are substantial restrictions upon the transferability of the Series A Preferred Stock in the Bylaws and the Subscription Documents.

Loss on dissolution and termination.

In the event of dissolution or termination of Three Chord, the proceeds realized from the liquidation of assets, if any, will be distributed to the Investors, but only after the satisfaction of claims of creditors. The ability of an Investor to recover all or any portion of his, her or its investment in Three Chord under such circumstances will depend on the amount of funds so realized and claims to be satisfied therefrom.

Tax Risks

General.

The tax aspects of an investment in Three Chord are complicated and each potential Investor should have them reviewed by professional advisers familiar with such potential Investor's personal tax situation and with the tax laws and regulations applicable to the Investor. Three Chord is not intended and should not be expected to provide any tax shelter. In fact, because Three Chord will be classified as a C corporation for tax purposes, Investors will not be allocated any share of Three Chord's taxable income or losses. A more detailed discussion of the status of Three Chord and associated tax matters is set forth below under the heading "TAXATION."

Possibility of audit.

Three Chord's tax returns or Investors' returns could be audited by the IRS, or by state or local tax authorities, and could result in Investors becoming liable for additional tax, interest, and penalties, as well as incremental accounting and legal expenses. The legal and accounting costs incurred in connection with any audit of Three Chord's tax return will be borne by Three Chord. The cost of any audit of an Investor's tax return will be borne solely by the Investor.

Federal income tax risks.

There are various risks associated with the income tax aspects of an investment in Three Chord. The availability and the amount of deductions taken by Three Chord and the characterization of certain items depends not only upon general legal principles, some of which may be uncertain, but also upon various determinations which may be subject to potential controversy on factual or other grounds. Certain tax benefits intended to be realized by Three Chord and/or the Investors may be challenged on audit by the IRS. The IRS could assert that changes should be made to certain tax positions taken by Three Chord. No assurance can be given that the IRS will not be successful in such assertions. Tax law changes and modifications are beyond the control of Three Chord or its Management and could subject investments in Three Chord to further risk.

Lack of registration and restrictions on transfer and withdrawal of Series A Preferred Stock.

The Series A Preferred Stock have neither been registered under the Securities Act nor under the securities or "blue sky" laws of any state and, therefore, are subject to transfer restrictions imposed by law. There is no public market for the Series A Preferred Stock, and while one potential exit alternative is a public offering, there is no guaranty that a public offering will be feasible or that a public market for the Series A Preferred Stock will develop. Neither Three Chord nor the Board have any plans, nor have they assumed any obligation to register these Series A Preferred Stock. Accordingly, the Series A Preferred Stock may not be transferred without an opinion of counsel to Three Chord that the transfer will not involve a violation of the registration requirements of the Securities Act. Ordinarily, this means that transfers will be restricted to instances of death, gift, or passage by operation of law. These restrictions on transfer are in addition to those found in the Bylaws. These factors may affect the Investors' ability to liquidate or sell their Series A Preferred Stock, and may adversely affect the terms that may be obtained upon any disposition thereof. Series A Preferred Stock may only be transferred in strict compliance with the restrictions set forth in the Bylaws. Investors may not withdraw capital from Three Chord. Each Investor will be required to represent that he, she or it is acquiring Series A Preferred Stock for investment purposes only and not with a view toward resale or distribution. Each Investor must be prepared to bear the economic risk of an investment for an indefinite period, since Series A Preferred Stock cannot be resold unless they are subsequently registered under the Securities Act, or an exemption from such registration is available, and provisions of the Bylaws relating to restrictions on transfers of Series A Preferred Stock are complied with.

Changes in applicable law.

Three Chord and the Board must comply with various legal requirements, including requirements imposed by the state and federal securities laws. Should any of those laws change over the scheduled term of Three Chord, the legal requirements to which Three Chord and its Investors may be subject could differ materially from current requirements.

Inquiries of regulatory agencies.

From time to time, Three Chord may receive requests for information from various state and federal regulatory agencies regarding the operations of Three Chord's Business. Three Chord cannot predict such outcome from any such requests of information or changes in regulations.

No independent management.

Three Chord will not be independently managed, and must rely on the Board and Management in operating its affairs. The Board is accountable to Three Chord as a fiduciary and, consequently, must exercise good faith and integrity in handling the business of Three Chord. Nevertheless, in the conduct of such business, conflicts may arise between the interests of the Board and the entire Management and those of Investors, and potential Investors should be aware of these conflicts of interest before investing.

Other business activities of the Board and/or Management.

Members of Management engage in other business activities. The Board and/or Management may develop and manage properties similar to the Business, including the management of Three Chord. The Board and/or Management may also engage in other activities.

Lack of separate representation.

The attorneys, accountants and others who have performed services for Three Chord in connection with this Offering, and who will perform services for Three Chord in the future, have been and will be selected by the Board. No independent counsel has been retained to represent the interests of potential Investors or holders of Series A Preferred Stock, and the Bylaws have not been reviewed by any attorney on their behalf. Investors are therefore urged to consult their own counsel as to the terms and provisions of the Bylaws and all other related documents.

Use of third-party marketers.

Three Chord or the Board may enter into marketing agreements other fee sharing arrangements with third-party marketers, pursuant to which certain fees may be paid such third-party marketers for referrals of Investors to Three Chord. Such third-party marketers may have a conflict of interest in advising Investors whether to purchase Series A Preferred Stock.

Affiliate Relationships.

The Board, along with certain members of Management, have a substantial equity interest in and also control the business operations of Three Chord, and in certain cases businesses, such as Barrelmark, which do business with Three Chord, potentially creating a conflict of interest in that the interests and objectives of Three Chord and the Investors may be in conflict with the interests and objectives of the Board.

Anthony Nanula is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,002**

Use of Proceeds: 40% Marketing through targeted social media advertising, on-premise events such as music ambassador concerts and bar activations, and collaborative marketing with both well known and up and coming performers.
30% Sales
15% Product production

7.5% G&A
7.5% Wefunder Fees
Sales costs are for further building out the sales team and efficient use of outside brokers/sales partners.

If we raise: **$3,999,976**

Use of Proceeds: 40% Marketing through targeted social media advertising, on-premise events such as music ambassador concerts and bar activations, and collaborative marketing with both well known and up and coming performers.
30% Sales
15% Product production
7.5% G&A
7.5% WeFunder Fees
We have a concurrent Series A Preferred Stock offering for accredited investors at $25,000 or higher in investment. If funds raised through Wefunder are higher, we will accordingly reduce the concurrent Series A offering.
Our total fundraising target adding the Wefunder and direct 506c() accredited investor campaigns is $6.7M of new cash. We have already raised and been funded $2.7M leaving $4M. If Wefunder raises less, we will then raise more in the 506(c) to meet the same target total raise so our business plan and what we do with the money does not change.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor

will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $29,999,997.77 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Three Chord Bourbon, Inc. is offering up to 155,432 shares of Series A Preferred Stock, at a price per share of $25.73457.

The campaign maximum is $3,999,975.68 and the campaign minimum is $50,002.27.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor")

Investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

The attached subscription agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

1. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
2. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred	5,000,000	309,447	Yes

Common	10,000,000	1,000,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	165,747

Describe any other rights:

Preferred get liquidation preference before Common. Employee Stock Option Pool has been reserved but no options have been issued yet.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt,

SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in

substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
5/2021	Section 4(a)(2)	Common stock	$707,339	General operations
7/2022	Regulation D, Rule 506(b)	Convertible Note	$1,663,400	General operations
8/2023	Regulation D, Rule 506(c)	Preferred stock	$2,010,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20

percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Giraldo SBS LLC / Nanco Associates, LLC
Amount Invested	$989,000.00
Transaction type	Priced round
Issue date	04/28/20
Relationship	Founders / Directors / Officers

Name	Giraldo SBS LLC / Nanco Associates LLC
Amount Invested	$1,663,400.00
Transaction type	Convertible note
Issue date	07/12/22
Interest rate	7.0% per annum
Discount rate	20.0%
Maturity date	12/31/22
Converted	Yes
Uncapped note	Yes
Relationship	Founders / Directors

The Company entered into a bourbon supply agreement with Barrelmark LLC ("Barrelmark", a related party through common ownership), whereby the Company purchases aged bourbon from Barrelmark. Payments made to Barrelmark were $201,733 and $73,580 for the years ended December 31, 2022 and 2021, respectively.

The Company has an agreement with Paul Nanula Consultants whereby Paul Nanula provides certain consulting services. Paul Nanula is an investor in the Company and also the President/CEO. The Company paid Paul Nanula Consultants $90,000 during both the years ended December 31, 2022 and 2021.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Award Winning Blended Bourbon Company Founded by Rock Hall Famer Neil Giraldo

Three Chord Bourbon is an American whiskey brand known for masterful blended bourbons with a strong brand rooted in music.

Milestones

Three Chord Bourbon, Inc. was incorporated in the State of Delaware in May 2017.

Since then, we have:

- >11,000 cases sold in 2021; on track and hit a projected 75,000 cases in 5 years.
- Sold by 3000+ stores in 38 states & Canada, on track to reach nationwide distribution this year.
- Awarded 40+ medals including Double Golds, and scored 97 pts Barleycorn + 94 pts Whiskey Advocate.
- Three Chord has raised $6.8m from angels in the past, now concurrently offering Series A Preferred.
- Available direct through leading online delivery services including Drizly and ReserveBar.
- Founder Neil Giraldo and wife Pat Benatar were just inducted into the Rock & Roll Hall of Fame.
- Award winning Whiskeymaker Ari Sussman was one of the first US college lecturers in spirits making.

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $1,704,597 compared to the year ended December 31, 2021, when the Company had revenues of $1,658,610. Our gross margin was 9.1% in fiscal year 2022, compared to 34.69% in 2021.
- *Assets*. As of December 31, 2022, the Company had total assets of $1,044,068, including $141,496 in cash. As of December 31, 2021, the Company had $1,101,957 in total assets, including $173,500 in cash.
- *Net Loss*. The Company has had net losses of $3,215,607 and net losses of $2,027,554 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.
- *Liabilities*. The Company's liabilities totaled $3,155,065 for the fiscal year ended December 31, 2022 and $5,879,065 for the fiscal year ended December 31, 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $3,706,339 in equity and $5,173,400 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 60 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Three Chord Bourbon, Inc. cash in hand is $600,000, as of October 2023. Over the last three months, revenues have averaged $109,081/month, cost of goods sold has averaged $53,794/month, and operational expenses have averaged $189,969/month, for an average burn rate of $134,682 per month. Our intent is to be profitable in 24 months.

Because we are doing a concurrent Series A raise (Reg D 506(c) offering), we have already begun raising new cash to increase marketing and sales. Our plan is to continue doing so especially to deepen our sales reach in states that consume the most whiskey in the country including California, Texas and Florida. Also, due to our growing operations, we also plan to bring on a Chief Operating Officer with significant experience in the spirits industry who will streamline operations while boosting sales. Lastly, the spirits industry is cyclical throughout the year and we are about to enter the busiest season so revenues should increase significantly due to holiday demand.

In the next 6 months, we expect revenues to grow 35-50% and expenses to increase by 20-30%. This continues our trajectory towards profitability.

No, we are not currently profitable but this is the only funding round needed to reach breakeven operations combining both our Series A accredited investor and WeFunder raises. If the WeFunder campaign raises less, we will simply raise more through our Series A offering for the same target of cash investment.

We currently have over $1 million in inventory assets that can be easily sold or leveraged if needed for capital. In addition the Founders of the Company are committed to investing additional capital should that be required. Since we are running a concurrent Series A round that continues to bring in funds, that covers short-term burn throughout the WeFunder campaign.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Paul Nanula, certify that:

(1) the financial statements of Three Chord Bourbon, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Three Chord Bourbon, Inc. included in this Form reflects accurately the information reported on the tax return for Three Chord Bourbon, Inc. filed for the most recently completed fiscal year.

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company.

As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://threechordbourbon.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- Three Chord Bourbon Subscription Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Anthony Nanula
- Douglas Davenport
- John Ormiston

John Ormiston
Neil Giraldo
Paul Nanula
Steven Nanula

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- Three Chord Bourbon Subscription Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Anthony Nanula
- Douglas Davenport
- John Ormiston
- Neil Giraldo
- Paul Nanula
- Steven Nanula

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Three Chord Bourbon, Inc.

By

Paul Nanula

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

CARROLL DOUGLAS DAVENPORT

Board member
10/20/2023

Steven Nanula

Owner
10/20/2023

Anthony Nanula

Chief Financial Officer
10/20/2023

Paul Nanula

CEO
10/20/2023

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.